      FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 29, 2000
                                                     REGISTRATION NO. 333-39024
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                 ---------------


                                AMENDMENT NO. 2
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                                 ---------------

                             BEYOND.COM CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                          7375                              94-3212136
(STATE OR OTHER JURISDICTION OF   (PRIMARY STANDARD INDUSTRIAL   (I.R.S. EMPLOYER IDENTIFICATION NUMBER)
 INCORPORATION OR ORGANIZATION)    CLASSIFICATION CODE NUMBER)

                            3200 PATRICK HENRY DRIVE
                             SANTA CLARA, CALIFORNIA
                                 (408) 855-3000
                        (ADDRESS, INCLUDING ZIP CODE, AND
                    TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                    REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                RONALD S. SMITH
                            CHIEF EXECUTIVE OFFICER
                             BEYOND.COM CORPORATION
                            3200 PATRICK HENRY DRIVE
                             SANTA CLARA, CALIFORNIA
                                 (408) 855-3000

       COPIES OF ALL COMMUNICATIONS, INCLUDING ALL COMMUNICATIONS SENT TO
                   THE AGENT FOR SERVICE, SHOULD BE SENT TO:

                            RICHARD SCUDELLARI, ESQ.
                             JUSTIN L. BASTIAN, ESQ.

                            MICHAEL P. ASHKAR, ESQ.

                             MORRISON & FOERSTER LLP
                               755 PAGE MILL ROAD
                           PALO ALTO, CALIFORNIA 94304
                                 (650) 813-5600

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ] _________________

    If this Form is a post effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ] _________________

    If this Form is a post effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _________________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]




     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================


                                TABLE OF CONTENTS


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RISK FACTORS................................................................  3
BEYOND.COM CORPORATION...................................................... 15
USE OF PROCEEDS............................................................. 16
DIVIDEND POLICY............................................................. 16
SELLING STOCKHOLDERS........................................................ 16
DESCRIPTION OF CAPITAL STOCK................................................ 16
PLAN OF DISTRIBUTION........................................................ 22
LEGAL MATTERS............................................................... 22
EXPERTS..................................................................... 23
WHERE YOU CAN FIND MORE INFORMATION......................................... 23
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE............................. 23

                                 ---------------

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. INFORMATION CONTAINED IN BEYOND.COM'S WEB SITE DOES NOT CONSTITUTE PART OF THIS DOCUMENT. THIS DOCUMENT MAY BE USED ONLY WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                                  RISK FACTORS

     You should carefully consider the risks described below before making a decision to purchase shares of our common stock. If any of the following risks actually occur, our business, financial condition or results of future operations could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of many factors, including the risks faced by us described below and elsewhere in this prospectus.


POTENTIAL DELISTING OF OUR COMMON STOCK BY NASDAQ

     Our common stock trades on the Nasdaq National Market which has alternative compliance requirements for continued listing of common stock. The requirements affecting us include (i) a minimum closing bid price of at least $5.00 per share, or (ii) net tangible assets of at least $4,000,000. At June 14, 2000, our common stock had traded below $5.00 for more than 20 consecutive trading days. Similarly, at June 14, 2000, our net tangible assets were less than $4,000,000. On June 14, 2000, we received a letter from Nasdaq indicating that unless the minimum bid price for our common stock returned to at least $5.00 per share for at least 10 consecutive trading days prior to September 12, 2000, our shares will be delisted from the Nasdaq National Market on September 14, 2000. Thus, if we cannot meet the preceding test, or if we cannot raise our net tangible assets to at least $4,000,000 by September 12, 2000, our shares could be delisted from Nasdaq National Market on September 14, 2000, if we do not file an appeal.

     Shares may also be delisted from the Nasdaq National Market if the minimum closing bid price per share is less than $1.00 for a period of 30 consecutive business days. As of the close of business on August 25, 2000, our common stock has closed at a minimum bid price per share of less than $1.00 for eleven consecutive business days. The result of delisting from the Nasdaq National Market could be a reduction in the liquidity of any investment in our common stock, the existing notes, or the exchange notes. Delisting could also reduce the ability of holders of our common stock to purchase or sell shares as quickly and as inexpensively as they have done historically. This lack of liquidity also makes it more difficult for us to raise capital in the future.

IF WE DO NOT SECURE ADDITIONAL CAPITAL TO FUND OUR BUSINESS WE WILL BE UNABLE TO CONTINUE OUR OPERATIONS

     We require substantial working capital to fund our business in the near and longer term. We expect operating losses and negative cash flow to continue for the foreseeable future. We will have to raise additional funds to finance our operations and to make interest payments to holders of our existing notes and exchange notes. We may elect to seek additional funds at any time. The actual amount and timing of our longer-term future capital requirements may differ materially from our estimates. In particular, our estimates may be inaccurate as a result of changes and fluctuations in our revenues, operating costs and development expenses.

     Our revenues and costs depend upon factors that we cannot control. These factors include changes in technology and regulations, increased competition and factors such as Web integrity, seasonality, and performance by third parties in connection with our operations. Because of these factors, our actual revenues and costs are uncertain and may vary considerably. These variations may significantly affect our future need for capital. We may be unable to raise financing sufficient for our needs, either on suitable terms or at all. If this should occur, we will be unable to continue operating.

OUR LIMITED EXPERIENCE MAKES IT DIFFICULT TO ASSESS WHETHER WE CAN SUCCESSFULLY IMPLEMENT OUR NEW BUSINESS MODEL

     Historically, our business has focused primarily on the online resale of commercial off-the-shelf computer software to consumers, small businesses and large enterprises. We recently refocused our business from a consumer oriented business model to an e-commerce services provider model that we refer to as our eStore Group. We must launch and operate our eStore business model successfully and generate adequate revenue and gross margin to replace an expected decrease in revenue we may incur in the consumer market as we scale

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back on our consumer marketing efforts. We have limited experience in operating our eStore business and cannot give any assurances that we will be able to successfully build this business.

IF WE DO NOT OBTAIN SUBSTANTIAL AMOUNTS OF CAPITAL FOR DEBT SERVICE, WE MAY NOT BE ABLE TO REPAY THE EXISTING NOTES AND THE EXCHANGE NOTES IN 2003

     By selling the existing notes in November and December 1998, we incurred $63,250,000 principal amount of indebtedness. Unless we are able to successfully secure additional financing, we will not have sufficient cash to fund scheduled payments of principal and interest on our existing notes. Likewise, we will likely require substantial amounts of cash to fund scheduled payments of the principal and interest on the exchange notes. We will not be able to meet these cash requirements out of cash flow from operations. We also may be unable to obtain alternative financing. A lack of adequate financing may adversely affect our ability to:

     - respond to changing business and economic conditions;

     - make future acquisitions;

     - absorb negative operating results; or

     - fund capital expenditures or increased working capital requirements.

     We could attempt to refinance our outstanding existing or exchange notes if our cash flow from operations is insufficient to repay them at maturity. However, a refinancing might not be available on terms acceptable to us, or at all. If we fail to make necessary payments on the existing or exchange notes, we will be in default under the terms of the existing or exchange notes, as applicable, and may also be in default under agreements controlling our other indebtedness, if any. Any default by us under the existing or exchange notes or on other indebtedness would adversely affect our financial condition and operations.

IF WE DO NOT SUCCESSFULLY EXECUTE OUR NEW ESTORE BUSINESS STRATEGY, OUR BUSINESS WILL SUFFER

     We must successfully execute our new eStore strategy. This entails adding significant new eStore clients in the software and computer peripherals markets while adding additional high margin services that are valued by our customers. In addition, we must successfully maintain the Beyond.com brand. We cannot be certain that we can accomplish these objectives or that our business strategy will be successful.

IF WE DECIDE TO DISCONTINUE OUR ONLINE STORE, OUR BUSINESS MAY SUFFER

     As part of the implementation of our new strategy to focus on our eStore Group, we may decide that it is in our best interests to discontinue the operation of our online store. We cannot predict with any certainty if our focus on our eStore Group and the discontinuance of our online store will be profitable. If our financial projections regarding the discontinuance of our online store are not attained, our business may suffer.

WE DEPEND ON THE CONTINUED SERVICE OF KEY PERSONNEL WHOSE EXPERTISE WOULD BE DIFFICULT TO REPLACE AND WE MAY BE UNABLE TO RETAIN QUALIFIED PERSONNEL IN THE FUTURE

     Our future success depends on the continued service and performance of our senior management and other key personnel, particularly William S. McKiernan, Chairman of our Board of Directors and Ronald S. Smith, our Chief Executive Officer, subject to approval of his visa application. We have recently experienced the loss of some senior executive officers and anticipate we may lose more members of our management team in the near future. John Barratt and Bonnie Charboneau-Fowler have accepted positions with us and our board of directors has approved their respective appointments as Senior Vice President and Chief Operating Officer and Vice President, Business Operations. However, Mr. Barratt and Ms. Charboneau-Fowler are not U.S. citizens and their employment with us is subject to the approval of their visa applications to the U.S. Immigration and Naturalization Service or similar governmental requirements in order to be permitted to work in the U.S. Mr. Smith, our President and Chief Executive Officer, is also not a U.S. citizen. His visa application has been approved by the U.S. Immigration and Naturalization Service but from time to time


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

Mr. Smith may be subject to similar governmental requirements in order to continue working in the U.S. If our key employees are denied permission to work in the U.S., our business may suffer. Competition for qualified management personnel is intense, particularly in the Silicon Valley area, and we may be unable to successfully attract, assimilate, or retain sufficiently qualified personnel in the future.

WE ANTICIPATE SIGNIFICANT OPERATING LOSSES AND NEGATIVE CASH FLOW WHICH MAY CAUSE US TO GO OUT OF BUSINESS

     We expect significant operating losses and negative cash flow to continue for the foreseeable future. Because we have planned expenses and relatively low gross margins, our ability to become profitable depends on our ability to generate and sustain higher net revenues. If we do achieve profitability, we cannot be certain that we can sustain or increase profitability on a quarterly or annual basis in the future.

     We base our current and future expense levels, which are largely fixed, on our operating plans and estimates of future revenues. We find sales and operating results difficult to forecast, because they generally depend on the volume and timing of the orders we receive. As a result, we may be unable to adjust our spending in a timely manner to compensate for any unexpected revenue shortfall. A shortfall in revenues will significantly harm our business and operating results. In view of the rapidly evolving nature of our business, proposed and possible future acquisitions, we have difficulty forecasting our revenues. Therefore, we believe that period-to-period comparisons of our financial results are not necessarily meaningful and you should not rely upon them as an indication of our future performance. If we cannot achieve and sustain operating profitability or positive cash flow from operations, we may be unable to meet our debt service obligations or working capital requirements, which would adversely affect our business and may cause us to go out of business.

WE HAVE INCURRED NET LOSSES SINCE INCEPTION AND EXPECT TO INCUR NET LOSSES FOR THE FORESEEABLE FUTURE

     Because we have refocused our business model to an e-commerce services provider model from a consumer oriented business model, our prior operating history does not provide meaningful information upon which you may evaluate our business and prospects. We incurred net losses of approximately $229.5 million from inception of our business in 1994 through June 30, 2000. As of June 30, 2000, we had an accumulated deficit of approximately $233.2 million. We expect to continue to incur significant net operating losses for the foreseeable future.

INTELLECTUAL PROPERTY CLAIMS AGAINST US CAN BE COSTLY AND RESULT IN THE LOSS OF SIGNIFICANT RIGHTS

     Other parties may assert infringement or unfair competition claims against us. In the past, other parties have sent us notice of claims of infringement of proprietary rights, and we expect to receive other notices in the future. We cannot predict whether others will assert claims of infringement against us, or whether any past or future assertions or prosecutions will adversely affect our business. If we are forced to defend against any such claims, whether they are with or without merit or are determined in our favor, then we may face wasted time, costly litigation, diversion of technical and management personnel, or product shipment delays. As a result of such a dispute, we may have to develop non-infringing technology or enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may be unavailable on terms acceptable to us, or at all. If there is a successful claim of product infringement against us and we are unable to develop non-infringing technology or license the infringed or similar technology on a timely basis, it could adversely affect our business.

WE ARE SUBJECT TO A PENDING LEGAL PROCEEDING

     On July 7, 2000, Softmat, LLC filed a complaint against us in the United States District Court, Central District of California, alleging that our merchandising systems for computer software infringes a patent held by Softmat. The complaint seeks monetary damages, treble damages, injunctive relief and attorney's fees for willful infringement. We have yet to formally respond to Softmat's complaint. We have consulted outside counsel and we intend to defend Softmat's lawsuit vigorously. However, the litigation is in the preliminary stage, and we cannot predict its outcome with any certainty. The litigation process is inherently uncertain.


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

Patent litigation is particularly complex and can extend for a protracted time, which can substantially increase the cost of such litigation. This litigation has also diverted and is expected to continue to divert the efforts and attention of some of our key management and technical personnel. Thus, regardless of the eventual outcome, our defense of this litigation may be costly and time consuming. Should the outcome of the litigation be adverse to us, we could be required to pay significant monetary damages and could be enjoined from selling those of our products that infringe Softmat's patent unless we are able to negotiate a license from Softmat. In the event we obtain a license from Softmat, we would likely be required to make royalty payments with respect to sales of our products covered by the license. Any such payments would increase our cost of revenues and reduce our gross profit. If we are required to pay significant monetary damages, are enjoined from selling any of our products or are required to make substantial royalty payments pursuant to any such license agreement, our business would be significantly harmed.

WE MAY NOT BE ABLE TO COMPETE WITH MORE ESTABLISHED OR MORE SPECIALIZED
COMPANIES

     Increased competition may cause us to reduce pricing or increase service and marketing expenses that could reduce operating margins and funds available to improve our technology, promote our business and continue operations. We cannot assure that we can compete successfully against current and future competitors. Failure to compete successfully against our current and future competitors could materially hurt our business. We face competition primarily on two fronts: e-commerce service vendors of various types and government resellers and systems integrators.

     E-commerce Service Vendors

     The e-commerce business-to-business outsourcing marketplace for building and managing Web stores is new, rapidly evolving and intensely competitive. We expect competition to intensify in the future as current and new competitors potentially launch new e-commerce services that offer a variety of outsourcing options to businesses. eStore competitors include, but are not limited to, Digital River, ReleaseNow, NetSales and ShopNow. These companies provide similar solutions to our eStore Group offering. Like us, they target the software and hardware industry and similar customers ranging from small to large businesses. Other competitors include Escalate, BuyNow and Sykes Enterprises. Escalate and BuyNow are still new to the market but could pose a competitive threat once established. Sykes Enterprises has a solid clientele in the software and hardware industry and could be a competitive threat if they become an end-to-end or full-service provider.

     Competitive pressures created by any one of these current or future competitors, or by our competitors collectively, could negatively impact our business.

     We believe that the principal competitive factors in our market are:

     - skill in building and managing Web stores that offer a wide array of services, including advertising, merchandising, marketing campaigns, banner campaigns, market research and strategic planning. Marketing services include direct emails with personalized messages, e-packaging solutions that allow customers to rent, demo and download software, update services that inform clients of new upgrades to their software, and e-business centers that target business-to-business clients;

     - expertise in Web user interface design;

     - proprietary technology and operational experience in digital download;

     - rapid website building time;

     - operational and service performance excellence in the areas of customer support and site uptime;

     - offering additional services, including anti-fraud services;

     - providing a one-stop solution through partnerships with companies that allow these companies to outsource some of their services and alleviate internal resources; and

     - expertise in integrating with a client's infrastructure.


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

     Competitors such as Digital River have longer operating histories and larger customer bases than we do. In addition, some of our current or potential competitors have greater financial, marketing and other resources than we do.

     In addition, as more businesses turn to e-commerce outsourcers to market and sell their products online, well established and well financed entities may:

     - acquire online competitors;

     - invest in online competitors; or

     - form joint ventures with online competitors.

     Certain of our actual or potential competitors, such as Digital River, ReleaseNow, NetSales, ShopNow and BuyNow, may be able to:

     - secure key partnerships with vendors that allow them to outsource their services at a better price than we can;

     - secure key partnerships that enable them greater access to potential customers;

     - devote greater resources to marketing and promotional campaigns;

     - adopt more aggressive pricing or services models to build market share;
       or

     - devote substantially more resources to grow and improve their e-commerce outsourcing offerings than we can.

     Government Resellers and Systems Integrators

     In the government services marketplace, our competitors including, but not limited to, SoftwareSpectrum, GTSI, ASAP, CDW-G, SoftMart, GMR, MA Federal, SHI.com, and CorporateSoftware & Technology have greater experience in selling software to the large enterprise market than we do. Further, they have more sophisticated infrastructure and larger sales teams than we do.

     For website competition, we expect challenges from current online resellers, such as, Amazon.com, Buy.com, CompUSA, Cyberian Outpost, and Egghead, which may have longer operating histories, larger customer bases and greater financial, marketing and other resources than we do. In addition, new technologies and expansion of existing technologies, such as price comparison programs that select specific titles from a variety of websites, may direct customers to online software resellers that compete with us and may increase our competition.

OUR FINANCIAL CONDITION MAY BE ADVERSELY AFFECTED IF WE ARE UNABLE TO SECURE AND MAINTAIN FUTURE CONTRACTS WITH U.S. GOVERNMENT AGENCIES

     We have several contracts with U.S. Government agencies, which accounted for approximately 14% of our net revenues in 1999 and 20% of our net revenues in the six months ended June 30, 2000. Each of these contracts is subject to annual review and renewal by the government, and may be terminated at any time. Each government contract, option and extension is only valid if the government appropriates enough funds for expenditure on such contracts, options or extensions. Accordingly, we might fail to derive any revenue from sales of software to the U.S. Government in any given future period. If the U.S. Government fails to renew or terminates any of these contracts it would adversely affect our business and results of operations.

IF THERE IS A REDUCTION IN PERFORMANCE, DISRUPTION IN INTERNET ACCESS OR DISCONTINUATION OF SERVICES PROVIDED TO US BY CYBERSOURCE, OUR BUSINESS WILL BE ADVERSELY AFFECTED

     We use a database management system to index, retrieve and manipulate product information, content, product catalogs, orders, transactions, and customer information, and perform rapid searching, sorting, viewing and distribution of a large volume of content. The data warehouse allows us to access detailed transaction and customer interaction data and perform proprietary market analysis. Our data warehouse incorporates


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commercially available hardware and software combined with our proprietary software in an internally developed configuration. This data warehouse provides a unified platform for our store engine and back office systems. Any reduction in performance, disruption in Internet access or discontinuation of services provided to us by CyberSource could materially adversely affect our business. We cannot assure you that we will:

     - accommodate increases in network traffic in the future;

     - accurately project the rate or timing of such increases;

     - upgrade our systems and infrastructure to accommodate future traffic levels on our online sites;

     - effectively upgrade and expand our transaction processing systems;

     - successfully integrate any newly developed or purchased modules with our existing systems;

     - successfully use new technologies; or

     - successfully adapt our online sites, proprietary technology and transaction processing systems to meet customer requirements or emerging industry standards.

WE CONTINUE TO EVALUATE THE CARRYING AMOUNT OF OUR LONG-LIVED ASSETS, INCLUDING GOODWILL, WHICH COULD RESULT IN DOWNWARD ADJUSTMENTS OF THE VALUE OF THOSE ASSETS ON OUR BALANCE SHEET

     We review our long-lived assets, including goodwill and other intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We believe that the carrying value of our goodwill and intangible assets do not require adjustment at this time. If future events or changes in circumstances occur that indicate that the carrying value of these assets may not be recoverable, we may make downward adjustments to the carrying value of these assets on our balance sheet in the future.

WE MAY NOT ACCURATELY FORECAST OUR SALES AND REVENUES DUE TO A VARIETY OF FACTORS, WHICH WILL CAUSE QUARTERLY FLUCTUATIONS IN OUR OPERATING RESULTS AND MAY RESULT IN VOLATILITY IN OUR STOCK PRICE

     Our revenues and operating results may fluctuate significantly from quarter to quarter due to a number of factors, not all of which are in our control. These factors include:

     - our ability to attract and retain new customers and maintain customer satisfaction;

     - new websites, services and products introduced by us or by our competitors;

     - price competition;

     - decreases in the level of growth, use of or consumer acceptance of the Internet and online services for the purchase of consumer products;

     - the termination of contracts with major purchasers, particularly U.S. Government agencies;

     - technical difficulties or system downtime affecting the Internet or online services, generally, and eStore websites for customers or the operation of our website;

     - the failure of Internet bandwidth to increase significantly over time and/or an increase in the cost to consumers of obtaining or using Internet bandwidth;

     - the amount and timing of operating costs and capital expenditures relating to the expansion of our business, operations and infrastructure;

     - government regulations related to use of the Internet for commerce or sales and distribution of software; and

     - general economic conditions and economic conditions specific to the Internet, online commerce and the software industry.


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OUR RESULTS FROM OPERATIONS ARE SUBJECT TO SEASONAL FLUCTUATIONS

     Seasonal fluctuations in the software industry, Internet and commercial online service usage, and traditional retail, government and corporate seasonal spending patterns and advertising expenditures may affect our business. In particular, Internet and online service usage and its rate of growth may decline in the summer. These seasonal patterns may cause quarterly fluctuations in our operating results and could adversely and materially affect our financial performance. Our gross margins are likely to fluctuate over time. A number of factors may impact our gross margins, including:

     - the mix of revenues between our eStores Group, Government Systems Group and our website;

     - the mix of transaction versus reseller revenue in our eStore business;

     - the mix of revenues from sales of shrink-wrap products and products delivered through digital download;

     - the mix of revenues from sales of software products and computer peripheral products (such as joysticks, personal organizers and related products);

     - the amount of advertising or promotional revenues we receive; and

     - our ability to rapidly grow value added services for our eStore business.

IF NETWORK BANDWIDTH DOES NOT INCREASE TO KEEP PACE WITH THE INCREASE IN SIZE OF NEW SOFTWARE PRODUCTS, OUR ABILITY TO DELIVER SOFTWARE PRODUCTS VIA DIGITAL DOWNLOAD MAY BE LIMITED

     We believe that the size of new software products will continue to increase and that they will be suitable for digital download only if network bandwidth increases significantly. This trend may limit our ability to distribute such software products via digital download and may limit our ability to realize the higher gross margins associated with digital download software product sales for our eStore customers. Any change in one or more of these factors could adversely and materially affect our gross margins and operating results in future periods.

     Due to the foregoing factors, we believe that quarter-to-quarter comparisons of our operating results are not a good indicator of our future performance. It is likely that in some future quarter our operating results may fall below the expectations of securities analysts and investors. In this event, the trading price of our common stock may fall significantly.

OUR FINANCIAL CONDITION MAY BE ADVERSELY AFFECTED IF WE ARE UNABLE TO MAINTAIN OUR CURRENT RELATIONSHIPS WITH SOFTWARE DEVELOPERS AND DISTRIBUTORS

     Our eStore Group and Government Systems Group are entirely dependent upon the software developers and distributors that supply us with software and computer products for resale, and the availability of these software and computer products is unpredictable. In 1999 and 1998, sales of software provided by Microsoft and by a major software distributor accounted for a substantial portion of our revenues. As is common in the industry, we have no long term or exclusive arrangements with any software developers or distributors that guarantee the availability of software for resale. For example, our agreement with Microsoft automatically renews for successive one-year periods but is terminable for any reason by 30 days written notice prior to the expiration of the given term. If this relationship terminates then the publishers or distributors that currently supply us with software might cease to continue to supply us, and we might be unable to establish new relationships with other software developers and distributors.

     Our eStore Group and Government Systems Group also rely on software distributors to ship shrink-wrap software to customers that do not use digital download. We have limited control over the shipping procedures of our distributors and shipments by these distributors have in the past been, and may in the future be, subject to delays. Although most software we sell carries a warranty from its publisher, publishers or distributors occasionally fail to reimburse us for returns from customers. Furthermore, our contract with Microsoft allows Microsoft to review and approve our creditworthiness. If Microsoft determines that we are not creditworthy or



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

not in compliance with payment or reporting terms, it may require us to post security acceptable to them which could negatively impact our financial condition.

OUR COMMON STOCK PRICE IS VOLATILE

     The market price for our common stock is volatile and has fluctuated significantly to date. The trading price of our common stock is likely to continue to be highly volatile and subject to wide fluctuations in response to factors including the following:

     - actual or anticipated variations in our quarterly operating results;

     - announcements of technological innovations, new sales formats or new products or services by us or our competitors;

     - changes in financial estimates by securities analysts;

     - conditions or trends in the Internet and online commerce industries;

     - changes in the economic performance and/or market valuations of other Internet, online service or retail companies;

     - announcements by us of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

     - additions or departures of key personnel; and

     - sales of common stock.

     In addition, the securities market has experienced extreme price and volume fluctuations, and the market prices of the securities of Internet-related and technology companies have been especially volatile. These broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. In the past, following periods of volatility in the market price of stock, many companies have been the object of securities class action litigation. If we were to be sued in a securities class action, it could result in substantial costs and a diversion of management's attention and resources.

OUR SUCCESS IS SUBJECT TO RISKS ASSOCIATED WITH DEPENDENCE ON THE INTERNET AND INTERNET INFRASTRUCTURE
DEVELOPMENT

     Our success will depend in large part on continued growth in, and the use of, the Internet. There are critical issues concerning the commercial use of the Internet, which remain unresolved. The issues concerning the commercial use of the Internet, which we expect will affect the development of the market for our services include:

     - security;

     - reliability;

     - cost;

     - ease of access;

     - quality of service; and

     - necessary increases in bandwidth availability.

     The adoption of the Internet for information retrieval and exchange, commerce and communications, particularly by those enterprises that have historically relied upon traditional means of commerce and communications, generally will require that these enterprises accept a new medium for conducting business and exchanging information. These entities likely will accept this new medium only if the Internet provides them with greater efficiency and an improved area of commerce and communication.

     Demand and market acceptance of the Internet are subject to a high level of uncertainty and are dependent on a number of factors, including the growth in consumer access to and acceptance of new interactive technologies, the development of technologies that facilitate interactive communication between organizations and targeted audiences and increases in user bandwidth. If the Internet fails to develop or develops more slowly than we expect as a commercial or business medium, it will adversely affect our business.

WE ARE SUBJECT TO RISKS ASSOCIATED WITH ONLINE COMMERCE SECURITY AND CREDIT CARD FRAUD

     A significant barrier to online commerce and communications is the secure transmission of confidential information over public networks. To securely transmit confidential information, such as customer credit card numbers, we rely on encryption and authentication technology that we license from third parties.

     To the extent that our activities or those of third party contractors involve the storage and transmission of proprietary information (such as credit card numbers), security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. Our business may be adversely affected if our security measures do not prevent security breaches, and we cannot assure that we can prevent all security breaches. In addition, we have suffered losses as a result of orders placed with fraudulent credit card data even though the associated financial institution approved payment of the orders. Under current credit card practices, a merchant is liable for fraudulent credit card transactions where, as is the case with the transactions we process, that merchant does not obtain a cardholder's signature. Fraudulent use of credit card data in the future could adversely affect our business.

OUR SUCCESS IS SUBJECT TO RISKS ASSOCIATED WITH DIGITAL DOWNLOAD

     Our success will depend in part on our customers accepting digital download as a method of buying software. We typically derive higher gross margins from software sales to consumers via digital download than we do on shrink-wrap software sales. Digital download is a relatively new method of selling software products and its growth and market acceptance is highly uncertain and subject to a number of factors, including:

     - the availability of sufficient network bandwidth to enable purchasers to rapidly download software;

     - the impact of time-based Internet access fees;

     - the number of software titles that are available for purchase through digital download as compared to those available through traditional methods;

     - the level of consumer comfort with the process of downloading software;
       and

     - the relative ease of this process and transaction security concerns.

     We believe there is a maximum size of a software product that most consumers are willing to purchase via digital download. We also believe that the size of new software products will continue to increase and that these software products will be unsuitable for digital download without significant increases in network bandwidth. It will adversely affect our business if digital download fails to achieve widespread market acceptance. Even if digital download achieves widespread acceptance, we might not overcome the substantial existing and future technical challenges associated with electronically delivering software reliably and consistently on a long-term basis. Our business environment is characterized by rapid technological change, frequent new product enhancements and uncertain product life cycles. If we are unable to enhance our digital download technology in a timely and cost-effective manner, we may lose customers to our competitors. This would also adversely affect our business.

WE ARE SUBJECT TO CAPACITY CONSTRAINT RISKS, RELIANCE ON INTERNALLY DEVELOPED SYSTEMS AND SYSTEM DEVELOPMENT RISKS

     Our revenues depend in part, on the number of customers who use our website to purchase software. Accordingly, our website, transaction processing systems and network infrastructure performance, reliability and availability are critical to our operating results. These factors are also critical to our reputation and our ability to attract and retain customers and maintain adequate customer service levels. The volume of goods we sell and the attractiveness of our product and service offerings will decrease if there are any systems interruptions that affect the availability of our website or our ability to fulfill orders. We have experienced periodic systems interruptions, which we believe may continue to occur. We may be unsuccessful in these efforts or we may be unable to accurately project the rate or timing of increases in the use of our website. We may also fail to timely expand and upgrade our systems and infrastructure to accommodate these increases. In addition, we cannot predict whether additional network capacity will be available from third party suppliers as we need it. Also, our network or our suppliers' network might be unable to timely achieve or maintain a sufficiently high capacity of data transmission to timely process orders or effectively conduct digital download, especially if our website traffic increases. Our failure to achieve or maintain high capacity data transmission could significantly reduce consumer demand for our services.

WE HAVE OVERLAPPING MANAGEMENT WITH CYBERSOURCE WHICH MAY LEAD TO POTENTIAL CONFLICTS OF INTERESTS

     In connection with the spin off of our Internet commerce services business to CyberSource in December 1997, we entered into agreements with CyberSource to define the ongoing relationship between the two companies. At the time these agreements were negotiated, all of our directors were also directors of CyberSource and other members of our management team joined CyberSource as executive officers. As a result, these and subsequent agreements may not be deemed the result of arm's length negotiations. Further, although we and CyberSource are engaged in different businesses, the two companies currently have no policies to govern the pursuit or allocation of corporate opportunities between CyberSource and us in the event they arise. Our business could be adversely affected if the overlapping board members of the two companies pursue CyberSource's interests over ours either in the course of intercompany transactions or where the same corporate opportunities are available to both companies.

OUR SYSTEMS ARE LOCATED IN A SINGLE FACILITY WHICH SUBJECTS US TO THE RISK OF SYSTEM FAILURE

     Our success, in particular our ability to successfully receive and fulfill orders and provide high quality customer service, largely depends on the efficient and uninterrupted operation of our computer and communications systems. Substantially all of our development and management systems are in a single facility we lease in Santa Clara, California.

     Our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, break-ins, earthquake and similar events. We have no formal disaster recovery plan and carry insufficient business interruption insurance to compensate us for losses that may occur. Furthermore, our security mechanisms or those of our suppliers may not prevent security breaches or service breakdowns. Despite our implementation of security measures, our servers may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. These events could cause interruptions or delays in our business, loss of data or render us unable to accept and fulfill customer orders.

IF WE ARE UNABLE TO RESPOND TO RAPID TECHNOLOGICAL CHANGE IN A TIMELY MANNER, WE MAY LOSE CUSTOMERS TO OUR COMPETITORS

     To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our online store. The Internet and the online commerce industry are characterized by rapid technological change, changes in user and customer requirements and preferences and frequent new product and service introductions. If competitors introduce products and services embodying new technologies or if new industry standards and practices emerge, then our existing Website, proprietary technology and systems may become obsolete. Our future success will depend on our ability to do the following:

     - both license and internally develop leading technologies useful in our business;

     - enhance our existing services;

     - develop new services and technology that address the increasingly sophisticated and varied needs of our prospective customers; and

     - respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

     To develop our website, our eStore websites and other proprietary technology entails significant technical and business risks. We may use new technologies ineffectively, or we may fail to adapt our website, proprietary technology and transaction processing systems to customer requirements or emerging industry standards. If we face material delays in introducing new services, products and enhancements then our customers may forego the use of our services and use those of our competitors.

IN ORDER TO ENSURE THE QUALITY OF OUR BRAND, WE MUST SUCCESSFULLY PROTECT OUR PROPRIETARY RIGHTS

     We regard our copyrights, service marks, trademarks, trade dress, trade secrets and similar intellectual property as critical to our success. To protect our proprietary rights, we rely on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, customers, partners and others. We pursue the registration of our trademarks and service marks in the U.S., and have applied for the registration of our trademarks and service marks. We applied for Federal registration of the service marks "BEYOND.COM" on July 10, 1998, and "BEYOND DOT COM" on July 14, 1998, although we cannot be certain that federal registration of these service marks or any other service mark will issue. In addition, effective trademark, service mark, copyright and trade secret protection may be unavailable in every country in which our products and services are available online.

     We have licensed in the past, and expect to license in the future, certain of our proprietary rights, such as trademarks or copyrighted material, to third parties. While we attempt to ensure that these licensees maintain the quality of our brand, the licensees could take actions that materially harm the value of our proprietary rights or reputation. Furthermore, the steps we take to protect our proprietary rights may be inadequate or third parties might infringe or misappropriate our trade secrets, copyrights, trademarks, trade dress and similar proprietary rights. In addition, others could independently develop substantially equivalent intellectual property. We may have to litigate in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and the diversion of our management and technical resources which could harm our business.

WE MAY BECOME SUBJECT TO ADDITIONAL GOVERNMENT REGULATION WHICH MAY AFFECT THE MANNER IN WHICH WE
CONDUCT OUR BUSINESS

     Laws and regulations directly applicable to communications or commerce over the Internet are becoming more prevalent. A recent session of the U.S. Congress resulted in Internet laws regarding children's privacy, copyrights, taxation and the transmission of sexually explicit material. The European Union recently enacted its own privacy regulations. The law of the Internet, however, remains largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel, contracts and taxation apply to the Internet. In addition, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws, both in the U.S. and abroad that may impose additional burdens on companies conducting business online. The adoption or modification of laws or regulations relating to the Internet could adversely affect our business.

WE MAY FACE CLAIMS BASED ON OUR INTERNET CONTENT FOR WHICH WE ARE NOT COMPLETELY COVERED BY INSURANCE

     We believe that our future success will depend in part upon our ability to deliver original and compelling descriptive content about the software products we sell, or our customers sell, on the Internet. As a publisher of online content, we face potential liability for defamation, negligence, copyright, patent or trademark infringement, or other claims based on the nature and content of materials that we publish or distribute. In the past, plaintiffs have brought such claims and sometimes successfully litigated them against online services. In addition, in the event that we implement a greater level of interconnectivity on our website, we will not and cannot practically screen all of the content our users generate or access, which could expose us to liability with respect to such content. Although we carry general liability insurance, our insurance may not cover claims of these types or may be inadequate to indemnify us for all liability that may be imposed on us. If we face liability, particularly liability that is not covered by our insurance or is in excess of our insurance coverage, then our reputation and our business may suffer.

WE MAY BE SUBJECT TO SALES AND OTHER TAXES WHICH WOULD RESULT IN A DECLINE IN OUR PROFITS

     We do not currently collect sales or other similar taxes for physical shipments of goods into states other than California, Massachusetts, Virginia and the District of Columbia. We do not currently collect sales or other similar taxes for digital download of goods into states other than the District of Columbia. However, one or more local, state or foreign jurisdictions may seek to impose sales tax collection obligations on us and other out of state companies which engage in online commerce. In addition, any new operations in states outside California and the District of Columbia, could subject our shipments into such states to state sales taxes under current or future laws. If one or more states or any foreign country successfully asserts that we should collect sales or other taxes on the sale of our merchandise, it could adversely affect our business.

MANAGEMENT AND CERTAIN STOCKHOLDERS CAN EXERCISE SIGNIFICANT INFLUENCE OVER US WHICH MAY NOT BE IN THE BEST INTEREST OF OTHER STOCKHOLDERS

     As of June 30, 2000, William S. McKiernan, the Chairman of our Board of Directors, and his respective affiliates beneficially own in the aggregate approximately 20.2% of our outstanding common stock. Therefore, if William S. McKiernan and his respective affiliates act together, they will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership may also have the effect of delaying, preventing or deterring a change in our control which could adversely affect the market price of our common stock.

OUR SUCCESS IS SUBJECT TO RISKS ASSOCIATED WITH GLOBAL EXPANSION

     Although we sell software to customers outside the U.S., we have no facility overseas for electronic fulfillment or physical distribution except with regard to our 19.9% investment in SoftGallery. We also have no website content localized for foreign markets. Therefore, we may be unable to expand our global presence effectively. In addition, international operations are subject to inherent risks, including:

     - regulatory requirements;

     - export restrictions;

     - tariffs and other trade barriers;

     - difficulties in protecting intellectual property rights;

     - longer payment cycles;

     - problems in collecting accounts receivable;

     - political instability; and

     - fluctuations in currency exchange rates.

     In addition, the United States imposes export restrictions on certain software because of its encryption technology and we may face liability if we violate these restrictions.

THE INTRODUCTION OF THE EURO CURRENCY CREATES A SIGNIFICANT AMOUNT OF
UNCERTAINTY

     In January 1999, the new "Euro" currency was introduced in certain European countries that are part of the European Monetary Union ("EMU"). During 2002, all EMU countries are expected to completely replace their national currencies with the Euro. A significant amount of uncertainty exists as to the effect the Euro will have on the marketplace generally and, additionally, all of the final rules and regulations have not yet been defined and finalized by the European Commission with regard to the Euro currency. We list the prices for our products, accounts, and invoices for sales and collect payments in U.S. dollars, even for sales outside the U.S. We currently utilize third-party vendor equipment and software products that may or may not be EMU compliant. Although we are currently taking steps to address the impact, if any, of EMU compliance for such third-party products, the failure of any critical component to operate properly during and after the Euro conversion process may have an adverse effect on our business or results of operations or require us to incur expenses to remedy such problems.

OUR CHARTER DOCUMENTS AND OTHER AGREEMENTS CONTAIN PROVISIONS WHICH MAY ADVERSELY AFFECT A POTENTIAL TAKEOVER

     Provisions of our Amended and Restated Certificate of Incorporation, Bylaws, option agreements and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. See "Description of Capital Stock".


                             BEYOND.COM CORPORATION

     We are an e-commerce services provider that builds and manages websites for businesses and sells software and computer related products to the government, corporate and consumer markets. Additionally, Beyond.com operates its own online store, (http://www.beyond.com/), where customers can find an extensive selection of software and computer related products and services.

     We were incorporated in California in 1994 as CyberSource Corporation and changed our name to software.net Corporation in April 1998. In June 1998, we were reincorporated in Delaware as software.net Corporation. In December, 1998, we changed our name from software.net Corporation to Beyond.com Corporation. References in this prospectus to "Beyond.com", "we", "our" and "us" refer to Beyond.com Corporation, a Delaware corporation and its predecessor, software.net Corporation, both the California and the Delaware corporation. Our principal executive offices are located at 3200 Patrick Henry Drive, Santa Clara, California 95054 and our telephone number is (408) 855-3000. We have applied for federal registration of the service marks "BEYOND.COM" and "BEYOND DOT COM." Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder.

                                 USE OF PROCEEDS

     We will not receive any of the proceeds from the sale by the selling stockholders of shares of our common stock. We have agreed to bear certain expenses relating to the registration of the shares of common stock registered pursuant to the registration statement of which this prospectus is a part.

                                 DIVIDEND POLICY

     We have never declared or paid any cash dividends. We currently expect to retain future earnings, if any, to finance the growth and development of our business.

                              SELLING STOCKHOLDERS

     The following table provides the name of the selling stockholders and the number of shares of common stock owned by the selling stockholders as of May 31, 2000. Since the selling stockholders may each sell all, some or none of their respective shares, we cannot estimate the aggregate number and percentage of shares of common stock that the selling stockholders will offer pursuant to this prospectus or that the selling stockholders will own upon completion of an offering to which this prospectus relates.

                                                                               SHARES
                                     SHARES BENEFICIALLY                    BENEFICIALLY
                                     OWNED PRIOR TO THIS                     OWNED AFTER
                                          OFFERING                          THIS OFFERING
                                     -------------------   SHARES BEING   -----------------
NAME AND ADDRESS                      NUMBER     PERCENT       SOLD       NUMBER    PERCENT
----------------                     -------     -------   ------------   ------    -------
Gerard Fournier...................    215,883       *        215,883        --         *
Jean Francois Mammet..............      8,995       *          8,995        --         *

* Less than 1%


                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

     We are authorized to issue up to 70,000,000 shares of common stock and 15,000,000 shares of preferred stock. The following description of our capital stock is not complete and is qualified in its entirety by our certificate of incorporation and bylaws, both of which are included as exhibits to the registration statement of which this prospectus forms a part, and by applicable Delaware laws.

COMMON STOCK

     As of July 31, 2000, there were 38,137,210 shares of common stock outstanding held of record by approximately 408 stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, our board of directors may declare a dividend out of funds legally available and the holders of common stock are entitled to receive ratably any such dividends. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all of our assets remaining after we pay our liabilities and liquidation preferences of any outstanding shares of preferred stock. Holders of our common stock have no preemptive rights or other subscription rights to convert their shares into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock and the shares of common stock to be issued upon conversion of our 7 1/4% Convertible Subordinated Notes will be fully paid and nonassessable.

PREFERRED STOCK

     Our board of directors has the authority, without further action by our stockholders, to issue up to 15,000,000 shares of preferred stock in one or more series and to fix the privileges and rights of each series. These privileges and rights may be greater than those of the common stock. Our board of directors, without further stockholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. This type of "blank check preferred stock" makes it possible for us to issue preferred stock quickly with terms calculated to delay or prevent a change in our control or make removal of our management more difficult. Additionally, if we issue this preferred stock, then the market price of common stock may decrease, and voting and other rights may decrease. We currently have no plans to issue any of this preferred stock.

WARRANTS

     Concurrent with the purchase of 238,949 shares of our common stock at a price per share equal to our initial public offering price (less underwriters' discounts) by America Online in June 1998, we issued to America Online a non-forfeitable warrant for 358,423 shares of common stock at a per share exercise price of $8.37, which vests in increments of 1/36 per month commencing March 1, 1998.

CONVERTIBLE NOTES


     On August 8, 2000, we commenced our offer to exchange our 7 1/4% Convertible Subordinated Notes due December 1, 2003 into our 10 7/8% Convertible Subordinated Notes due December 1, 2003. The exchange offer expires on September 6, 2000, 5:00 p.m., Eastern Daylight Time, unless we extend the offer. Our
10 7/8% Convertible Subordinated Notes:

     o    are general unsecured obligations;

     o    mature on December 1, 2003;

     o bear interest at a rate of 10 7/8% per year commencing on their issue date;

     o are convertible, at any time prior to the close of business on December 1, 2003, into shares of our common stock at the conversion price of $2.875 per share, subject to certain adjustments;

     o may be redeemed at our option on or after December 6, 2001, in whole or, from time to time, in part, upon not less than 30 nor more than 60 days notice by mail at the following prices (expressed as a percentage of principal amount) during the periods set forth below:



          December 6, 2001 through November 30, 2002....................  106.215%
          December 1, 2002, through December 1, 2003....................  103.100%



     o rank behind all existing and future senior indebtedness of ours and any of our subsidiaries in right of payment;

     o were issued in denominations of $1,000 principal amount and integral multiples thereof; and

     o were issued only in fully registered book entry form, without coupons, and are represented by one or more permanent global 10 7/8% Convertible Subordinated Note.

     o Interest will be in cash or, at our option, in common stock at rate of 10 7/8% per year, payable on June 1 and December 1 of each year. If we elect to pay interest in common stock, the shares of common stock will be valued at 90% of the average of the closing prices for the five trading days immediately preceding the second trading day prior to the interest payment date.

     Upon the occurrence of certain events which constitute a "change of control" (as defined in the 10 7/8% Convertible Subordinated Note), we may, at the election of a holder of our 10 7/8% Convertible Subordinated Notes, be required to purchase all or any part of such holder's notes.

     LaSalle Bank National Association has agreed to serve as the Trustee under the Indenture. LaSalle Bank National Association will be permitted to deal with us and any of our affiliates with the same rights as if it were not Trustee; provided, however, that under the Trust Indenture Act, if LaSalle Bank National Association acquires any conflicting interest (as defined in the Trust Indenture
Act) and there exists a default with respect to our 10 7/8% Convertible Subordinated Notes, it must eliminate such conflict or resign.

     We, together with LaSalle Bank National Association, may amend or supplement the terms of our 10 7/8% Convertible Subordinated Notes with the written consent of the holders of at least a majority in principal amount of the then outstanding notes. However, we may not, without the consent of the holder of each 10 7/8% Convertible Subordinated Note affected thereby, amend the notes to alter the rights of such holders in a materially adverse manner.

     The occurrence of any of the following events would constitute a default (such events are referred to as "Events of Default") under our Indenture with LaSalle Bank National Association and our 10 7/8% Convertible Subordinated
Notes:

     o our failure to pay any interest on our 10 7/8% Convertible Subordinated Notes for 30 days after the same is due or our failure to pay any principal of or premium, if any, on our 10 7/8% Convertible Subordinated Notes when due;

     o our failure to comply with any of our other agreements contained in our 10 7/8% Convertible Subordinated Notes or our Indenture with LaSalle Bank National Association for 60 days after receipt of notice of such failure from LaSalle Bank National Association or the holders of not less than 25% in aggregate principal amount of our 10 7/8% Convertible Subordinated Notes then outstanding;

     o our default under any bond, debenture, note or other evidence of indebtedness for money borrowed or that of any subsidiary of ours having an aggregate outstanding principal amount in excess of $10 million, which default shall have resulted in such indebtedness being accelerated, without such indebtedness being discharged, or such acceleration having been rescinded or annulled, within ten days from the date of such acceleration; and

     o certain events of bankruptcy, insolvency or reorganization with respect to us or any subsidiary of ours.

     If an event of default (other than an Event of Default resulting from bankruptcy, insolvency or reorganization with respect to us or any subsidiary of ours) occurs and is continuing, LaSalle Bank National Association may, by notice to us, declare all unpaid principal of and accrued interest to the date of acceleration on our 10 7/8% Convertible Subordinated Notes then outstanding to be due and payable immediately. Also, in such event, the holders of at least 25% in principal amount of our 10 7/8% Convertible Subordinated Notes then outstanding may, by notice to us and LaSalle Bank National Association, declare all unpaid principal of and accrued interest to the date of acceleration on our 10 7/8% Convertible Subordinated Notes then outstanding to be due and payable immediately. If an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization with respect to us or subsidiary of ours occurs, all unpaid principal of and accrued interest on our 10 7/8% Convertible Subordinated Notes then outstanding shall become and be immediately due and payable without any declaration or other act on the part of LaSalle Bank National Association or any holder.

     Our Indenture with LaSalle Bank National Association provides that the holders of a majority in principal amount of our outstanding 10 7/8% Convertible Subordinated Notes may on behalf of all holders waive any existing default or Event of Default and its consequences except a default or Event of Default in the payment of principal of or accrued interest on our 10 7/8% Convertible Subordinated Notes or any default in respect of any provision of the Indenture that cannot be modified or amended without the consent of the holder of each 10 7/8% Convertible Subordinated Note affected.

     LaSalle Bank National Association shall, within 90 days after the occurrence of any default known to it, give to the holders of our 10 7/8% Convertible Subordinated Notes notice of such default; provided that, except in the case of a default in the payment of principal of or interest on any of our 10 7/8% Convertible Subordinated Notes, LaSalle Bank National Association may withhold such notice if it in good faith determines that the withholding of such notice is in the interests of such holders.

     No holder of our 10 7/8% Convertible Subordinated Notes may pursue any remedy under our Indenture with LaSalle Bank National Association or our 10 7/8% Convertible Subordinated Notes against us (except actions for payment of overdue principal or interest or for the conversion of our 10 7/8% Convertible Subordinated Notes), unless:

     o the holder gives to LaSalle Bank National Association written notice of a continuing Event of Default;

     o the holders of at least 25% in principal amount of our outstanding 10 7/8% Convertible Subordinated Notes make a written request to LaSalle Bank National Association to pursue the remedy;

     o such holder or holders offer satisfactory indemnity to LaSalle Bank National Association against any loss, liability or expense;

     o LaSalle Bank National Association does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

     o LaSalle Bank National Association shall not have received during such 60 day period a contrary direction from the holders of at least a majority in principal amount of our outstanding 10 7/8% Convertible Subordinated Notes.

     We must deliver an officers' certificate to LaSalle Bank National Association within 90 days after the end of each fiscal year as to the signers' knowledge of our compliance with all conditions and covenants contained in our Indenture with LaSalle Bank National

Association, and stating whether or not the signers know of any default or Event of Default. If any such signer knows of such a default or Event of Default, the officers' certificate shall describe the default or Event of Default and the efforts to remedy the same.

     The holders of a majority in principal amount of all our outstanding
10 7/8% Convertible Subordinated Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy or power available to LaSalle Bank National Association, provided that such direction does not conflict with any law or the Indenture, is not unduly prejudicial to the rights of another holder or LaSalle Bank National Association and does not involve liability for LaSalle Bank National Association.



     In November and December 1998, we issued $63.25 million aggregate principal amount of 7 1/4% Convertible Subordinated Notes. Our 7 1/4% Convertible Subordinated Notes:

     o    are general unsecured obligations;

     o    mature on December 1, 2003;

     o bear interest at a rate of 7 1/4% per year commencing November 23, 1998;

     o are convertible, at any time prior to the close of business on December 1, 2003, into shares of our common stock at the conversion price of $18.34 per share, subject to certain adjustments;

     o may be redeemed at our option on or after December 6, 2001, in whole or, from time to time, in part, upon not less than 30 nor more than 60 days notice by mail at the following prices (expressed as a percentage of principal amount) during the periods set forth below:



          December 6, 2001 through November 30, 2002....................  101.813%
          December 1, 2002, through December 1, 2003....................  100.000%



     o rank behind all existing and future senior indebtedness of ours and any of our subsidiaries in right of payment;

     o were issued in denominations of $1,000 principal amount and integral multiples thereof; and

     o were issued only in fully registered book entry form, without coupons, and are represented by a permanent global 7 1/4% Convertible Subordinated Note.

     Upon the occurrence of certain events which constitute a "change of control" (as defined in the 7 1/4% Convertible Subordinated Note), we may, at the election of a holder of our 7 1/4% Convertible Subordinated Notes, be required to purchase all or any part of such holder's notes.

     LaSalle Bank National Association has agreed to serve as the Trustee under the Indenture. LaSalle Bank National Association will be permitted to deal with us and any of our affiliates with the same rights as if it were not Trustee; provided, however, that under the Trust Indenture Act, if LaSalle Bank National Association acquires any conflicting interest (as defined in the Trust Indenture
Act) and there exists a default with respect to our 7 1/4% Convertible Subordinated Notes, it must eliminate such conflict or resign.

     We, together with LaSalle Bank National Association, may amend or supplement the terms of our 7 1/4% Convertible Subordinated Notes with the written consent of the holders of at least a majority in principal amount of the then outstanding notes. However, we may not, without the consent of the holder of each 7 1/4% Convertible Subordinated Note affected thereby, amend the notes to alter the rights of such holders in a materially adverse manner.

     The occurrence of any of the following events would constitute a default (such events are referred to as "Events of Default") under our Indenture with LaSalle Bank National Association and our 7 1/4% Convertible Subordinated Notes:

     o our failure to pay any interest on our 7 1/4% Convertible Subordinated Notes for 30 days after the same is due or our failure to pay any principal of or premium, if any, on our 7 1/4% Convertible Subordinated Notes when due;

     o our failure to comply with any of our other agreements contained in our 7 1/4% Convertible Subordinated Notes or our Indenture with LaSalle Bank National Association for 60 days after receipt of notice of such failure from LaSalle Bank National Association or the holders of not less than 25% in aggregate principal amount of our 7 1/4% Convertible Subordinated Notes then outstanding;

     o our default under any bond, debenture, note or other evidence of indebtedness for money borrowed or that of any subsidiary of ours having an aggregate outstanding principal amount in excess of $10 million, which default shall have resulted in such indebtedness being accelerated, without such indebtedness being discharged, or such acceleration having been rescinded or annulled, within ten days from the date of such acceleration; and

     o certain events of bankruptcy, insolvency or reorganization with respect to us or any subsidiary of ours.

     If an event of default (other than an Event of Default resulting from bankruptcy, insolvency or reorganization with respect to us or any subsidiary of ours) occurs and is continuing, LaSalle Bank National Association may, by notice to us, declare all unpaid principal of and accrued interest to the date of acceleration on our 7 1/4% Convertible Subordinated Notes then outstanding to be due and payable immediately. Also, in such event, the holders of at least 25% in principal amount of our 7 1/4% Convertible Subordinated Notes then outstanding may, by notice to us and LaSalle Bank National Association, declare all unpaid principal of and accrued interest to the date of acceleration on our 7 1/4% Convertible Subordinated Notes then outstanding to be due and payable immediately. If an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization with respect to us or subsidiary of ours occurs, all unpaid principal of and accrued interest on our 7 1/4% Convertible Subordinated Notes then outstanding shall become and be immediately due and payable without any declaration or other act on the part of LaSalle Bank National Association or any holder.

     Our Indenture with LaSalle Bank National Association provides that the holders of a majority in principal amount of our outstanding 7 1/4% Convertible Subordinated Notes may on behalf of all holders waive any existing default or Event of Default and its consequences except a default or Event of Default in the payment of principal of or accrued interest on our 7 1/4% Convertible Subordinated Notes or any default in respect of any provision of the Indenture that cannot be modified or amended without the consent of the holder of each 7 1/4% Convertible Subordinated Note affected.

     LaSalle Bank National Association shall, within 90 days after the occurrence of any default known to it, give to the holders of our 7 1/4% Convertible Subordinated Notes notice of such default; provided that, except in the case of a default in the payment of principal of or interest on any of our 7 1/4% Convertible Subordinated Notes, LaSalle Bank National Association may withhold such notice if it in good faith determines that the withholding of such notice is in the interests of such holders.

     No holder of our 7 1/4% Convertible Subordinated Notes may pursue any remedy under our Indenture with LaSalle Bank National Association or our 7 1/4% Convertible Subordinated Notes against us (except actions for payment of overdue principal or interest or for the conversion of our 7 1/4% Convertible Subordinated Notes), unless:

     o the holder gives to LaSalle Bank National Association written notice of a continuing Event of Default;

     o the holders of at least 25% in principal amount of our outstanding 7 1/4% Convertible Subordinated Notes make a written request to LaSalle Bank National Association to pursue the remedy;

     o such holder or holders offer satisfactory indemnity to LaSalle Bank National Association against any loss, liability or expense;

     o LaSalle Bank National Association does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

     o LaSalle Bank National Association shall not have received during such 60 day period a contrary direction from the holders of at least a majority in principal amount of our outstanding 7 1/4% Convertible Subordinated Notes.

     We must deliver an officers' certificate to LaSalle Bank National Association within 90 days after the end of each fiscal year as to the signers' knowledge of our compliance with all conditions and covenants contained in our Indenture with LaSalle Bank National

Association, and stating whether or not the signers know of any default or Event of Default. If any such signer knows of such a default or Event of Default, the officers' certificate shall describe the default or Event of Default and the efforts to remedy the same.

     The holders of a majority in principal amount of all our outstanding 7 1/4% Convertible Subordinated Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy or power available to LaSalle Bank National Association, provided that such direction does not conflict with any law or the Indenture, is not unduly prejudicial to the rights of another holder or LaSalle Bank National Association and does not involve liability for LaSalle Bank National Association.

CERTAIN CHARTER AND BYLAW PROVISIONS

     We are subject to the "business combination" statute of the Delaware General Corporation Law. This statute prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner, such as the approval of a majority of certain members of the board of directors. The term "business combination" includes mergers and stock and asset sales. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock. The effect of this statute could, among other things, make it more difficult for a third party to gain control of us, discourage bids for the common stock at a premium or otherwise adversely affect the market price of the common stock.

LIMITATION OF DIRECTORS' AND OFFICERS' LIABILITY; INDEMNIFICATION

     Our certificate of incorporation includes provisions that limit the personal liability of our officers and directors for monetary damages for breach of their fiduciary duties as directors, except for liability that cannot be eliminated under the Delaware General Corporation Law. Our certificate of incorporation provides that, to the fullest extent provided by the Delaware General Corporation Law, our directors will not be personally liable for monetary damages for breach of their fiduciary duty as directors. The Delaware General Corporation Law does not permit a provision in a corporation's certificate of incorporation that would eliminate such liability (i) for any breach of their duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for any unlawful payment of a dividend or unlawful stock repurchase or redemption, as provided in Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

     While these provisions provide directors with protection from awards for monetary damages for breaches of their duty of care, they do not eliminate such duty. Accordingly, these provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director's breach of his or her duty of care. The provisions described above apply to an officer of a corporation only if he or she is a director of such corporation and is acting in his or her capacity as director, and do not apply to the officers of the corporation who are not directors.

     Our bylaws provide that, to the fullest extent permitted by the Delaware General Corporation Law, we may indemnify our directors, officers and employees. Our bylaws further provide that we may similarly indemnify our agents. In addition, we anticipate that each director will enter into an indemnification agreement pursuant to which we will indemnify such director to the fullest extent permitted by the Delaware General Corporation Law. At present, there is no pending litigation or proceeding involving any of our directors or officers in which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

REGISTRATION RIGHTS

     The holders of our 7 1/4% Convertible Subordinated Notes have the right to have such notes and the 3,448,745 shares of our common stock issuable upon conversion of such notes registered. On March 23, 1999 a shelf-registration statement covering the resale of these notes and shares of common stock issuable upon conversion of these notes, and which included an additional 247,531 shares of our common stock which were issued in private transactions and 358,423 shares of our common stock issuable upon exercise of an outstanding warrant was declared effective. We may suspend the use of this shelf-registration statement for limited periods under certain circumstances relating to pending corporate developments, public filings with the Securities and Exchange Commission and similar events. Subject to certain limitations, we have agreed to pay liquidated damages to all holders of our 7 1/4% Convertible Subordinated Notes or common stock into which our 7 1/4% Convertible Subordinated Notes may convert that have requested to sell pursuant to the shelf registration statement if a stop order suspending such registration statement or proceedings therefor have been initiated under the Securities Act of 1933, or if the related prospectus is unavailable for periods in excess of those set forth in the registration rights agreement. We have further agreed, if such unavailability continues for an additional 30 day period, to pay liquidated damages to all such holders, whether or not such holder has requested to sell pursuant to the shelf-registration statement. Liquidated damages will accrue until such time as there are no triggering events which have occurred and are continuing at a rate equal to one half of one percent (0.50%) per annum of the principal amount of our 7 1/4% Convertible Subordinated Notes and will be payable on the interest payment dates for our 7 1/4% Convertible Subordinated Notes to the persons in whose names the relevant securities were registered at the close of business on the immediately preceding regular record dates for our 7 1/4% Convertible Subordinated Notes.

     With respect to each holder, our obligations to pay liquidated damages remains in effect only so long as our 7 1/4% Convertible Subordinated Notes and the common stock issuable upon the conversion of our 7 1/4% Convertible Subordinated Notes held by such holder are "registrable securities" within the meaning of the registration rights agreement. We will pay all expenses of this registration statement and provide each holder that is selling hereunder copies of this prospectus and take certain other actions as are required to permit, subject to the foregoing, unrestricted resales of the applicable securities.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is EquiServe. The transfer agent's address is 150 Royall Street, Canton, Massachusetts 02021 and telephone number is (781) 575-2000.

                              PLAN OF DISTRIBUTION

     The shares of common stock offered by this prospectus are being sold by the selling stockholders. We will not receive any of the proceeds from the sale of these shares.

     The distribution of the shares of common stock by the selling stockholders may be made from time to time by the selling stockholders directly or through one or more brokers, agents, or dealers in one or more transactions (which may involve crosses and block transactions) on The Nasdaq Stock Market's National Market, the Pacific Exchange, Inc. or other exchanges on which our common stock is listed, pursuant to and in accordance with the rules of those exchanges, in the over-the-counter market, in negotiated transactions or otherwise, at prices related to prevailing market prices or at negotiated prices. In the event that one or more brokers, agents or dealers agree to sell the shares, they may do so by purchasing shares as principals or by selling shares as agents for the selling stockholder. Any brokers, agents or dealers who sell the shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933. Any broker, agent or dealer may receive compensation from the selling stockholders which may be deemed to be underwriting discounts or commissions and may receive commissions from purchasers of the securities for whom it may act as agent. If any such broker or dealer purchases the shares as principal it may resell the shares from time to time to or through other brokers or dealers, and the other brokers or dealers may receive compensation in the form of concessions or commissions from the selling stockholders or purchaser of the shares for whom they may act as agents.

     We have advised the selling stockholders that it and any brokers, dealers or agents who effect a sale of the shares are subject to the prospectus delivery requirements of the Securities Act of 1933. We have advised the selling stockholders that in the event of a "distribution" of its shares, the selling stockholders and any broker, agent or dealer who participates in the distribution may be subject to applicable provisions of the Securities Exchange Act of 1934 and its rules and regulations, including Regulation M.

     In connection with distributions of the shares, the selling stockholders may enter into hedging transactions with broker-dealers, and the broker-dealers may engage in short sales of our common stock in the course of hedging the positions they assume with the selling stockholder. The selling stockholders also may sell our common stock short and deliver the shares to close out short positions. The selling stockholders also may enter into option or other transactions with broker-dealers that involve the delivery of the shares to the broker-dealers, who may then resell or otherwise transfer the shares. The selling stockholders may transfer the shares to a donee and any donee would become a selling stockholders under this prospectus.

    We will bear all expenses of the offering of the shares, except that the selling stockholders will pay any applicable underwriting fees, discounts or commissions and transfer taxes, as well as the fees and disbursements of his counsel and experts.

                                  LEGAL MATTERS

    Certain legal matters will be passed on for us by our counsel, Morrison & Foerster LLP, Palo Alto, California. As of the date of this prospectus, Richard Scudellari, a partner in that firm, owns 40,000 shares of our common stock.

                                     EXPERTS

    Ernst & Young LLP, independent auditors, have audited the consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 1999, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements and schedule are incorporated by reference in reliance upon Ernst & Young LLP's report, given upon their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission at the Securities and Exchange Commission's public reference rooms at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Securities and Exchange Commission's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. The Securities and Exchange Commission also maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Securities and Exchange Commission (http://www.sec.gov). In addition, our common stock is listed on the Nasdaq National Market and similar information concerning Beyond.com can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850.

     We have filed a registration statement of which this prospectus is a part and related exhibits with the Securities and Exchange Commission under the Securities Act of 1933. The registration statement contains additional information about us. You may inspect the registration statement and exhibits without charge at the office of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and you may obtain copies from the Securities and Exchange Commission at prescribed rates.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with the Securities and Exchange Commission, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus. Any statement contained in a document which is incorporated by reference in this prospectus is automatically updated and superseded if information contained in this prospectus, or information that we later file with the Securities and Exchange Commission, modifies or replaces this information.

     We incorporate by reference the following documents we have filed with the Securities and Exchange Commission:


     o Annual Reports on Form 10-K and Form 10-K/A for the year ended December 31, 1999;

     o Quarterly Reports on Form 10-Q for the quarterly period ended June 30, 2000 and March 31, 2000;

     o All documents filed by us with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of the offering.


     To receive a free copy of any of the documents incorporated by reference in this prospectus (other than exhibits, unless they are specifically incorporated by reference in the documents), call or write Beyond.com Corporation, 3200 Patrick Henry Drive, Santa Clara, California 95054, attention Investor Relations, (408) 855-3000.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     The Exhibit Index attached hereto is hereby incorporated to this item by reference thereto.

     All financial schedules are omitted because they are inapplicable or the requested information is shown in the financial statements of the registrant or related notes incorporated herein by reference.




ITEM 17. UNDERTAKINGS

     (a)  The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; and

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in the periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of these securities being registered which remain unsold at the termination of the offering thereof.

     (b) The undersigned Registrant hereby further undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual reports pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, when applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference to this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Clara, State of California on August 29, 2000.


                            Beyond.com Corporation

                            By: /s/ RONALD S. SMITH
                               ------------------------------------------------
                                             Ronald S. Smith
                                   President and Chief Executive Officer

                               POWER OF ATTORNEY

     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the registration statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated:



              SIGNATURE                                        TITLE                           DATE
              ---------                                        -----                           ----
By: /s/ RONALD S. SMITH                        Director, President and Chief Executive      August 29, 2000
   -----------------------------------          Officer (Principal Executive Officer)
   Ronald S. Smith

By: /s/ CURTIS A. CLUFF                           Senior Vice President and Chief           August 29, 2000
   -----------------------------------              Financial Officer (Principal
    Curtis A. Cluff                                       Accounting Officer)

By: /s/ WILLIAM S. MCKIERNAN                     Chairman of the Board of Directors         August 29, 2000
   -----------------------------------
    William S. McKiernan

By: /s/ MARK W. BAILEY*                                       Director                      August 29, 2000
   -----------------------------------
    Mark W. Bailey

By: /s/ RICHARD SCUDELLARI*                                   Director                      August 29, 2000
   -----------------------------------
    Richard Scudellari

*By: /s/ WILLIAM S. MCKIERNAN
    ----------------------------------
    William S. McKiernan
    Attorney-in-fact

                                  EXHIBIT INDEX

   EXHIBIT
   NUMBER                              DESCRIPTION
   ------                              -----------
    *****3.1   Form of Certificate of Incorporation, as amended

       **3.2   Form of Bylaws of the Registrant

       **4.1   Specimen of Certificate for Common Stock

        *5.1   Opinion of Morrison & Foerster LLP

      **10.1   Form of Indemnification Agreement

      **10.2   1995 Stock Option Plan, as amended

      **10.3   1998 Stock Option Plan

      **10.4 Stock Option Agreement dated as of March 31, 1995, by and between the Registrant and John Pettitt

      **10.9   Common Stock and Warrants Subscription Agreement dated as of March
               18, 1998, by and between the Registrant and America Online, Inc

      **10.10  Conveyance Agreement dated as of December 31, 1997, by and between the Registrant and Internet Commerce Services Corporation (now known as CyberSource Corporation)

      **10.17 Promissory Note dated as of April 15, 1998, by and between the Registrant and William S. McKiernan

      **10.18 Pledge Agreement as of April 15, 1998, by and between the Registrant and William S. McKiernan

      **10.19  Internet Services and Products Agreement dated as of April 29,
               1996, by and between the Registrant and Exodus Communications, Inc

      **10.20 Office Building Lease dated as of July 8, 1997, as amended, by and between the Registrant and PGP-South Bay Office Towers, Inc

      **10.21 Agreement dated as of December 19, 1995, by and between the Registrant and the United States Department of Defense, DFAS
               (#N00140-96-G-D115)

       *10.22 Internet Commerce Services Agreement dated as of May 1, 2000, by and between the Registrant and CyberSource Corporation

  ******10.24  Agreement dated as of June 12, 1998, by and between the Registrant and the United States Department of Defense, Defense Logistics
               Agency (#N00140-98-D-1756)

 *******10.26  Agreement dated as of September 11, 1998, by and between the
               Registrant and the United States National Imaging and Mapping
               Agency (NIMA Contract #N00140-98-D-2139)

       +10.27 Co-hosting Agreement dated as of September 21, 1998, by and between the Registrant and Network Associates, Inc

       +10.28 Web Site Service Agreement dated as of September 21, 1998, by and between the Registrant and Network Associates, Inc

       +10.29  Electronic Services Distribution Agreement dated as of September
               1, 1997, by and between the Registrant and McAfee Software, Inc

     ***10.30  Offer Letter to John D. Vigouroux dated as of October 26, 1998

       *23.1   Consent of Ernst & Young LLP, independent auditors

       *24.1   Power of Attorney

-----------
      *   Previously filed as an exhibit to this Registration Statement.

     ** Incorporated by reference from Beyond.com's Registration Statement on Form S-1 (Reg. No. 333-51121), as amended, filed with the Commission on June 17, 1998.

    *** Incorporated by reference from Beyond.com's Registration Statement on Form S-1 (Reg. No. 333-74545) filed with the Commission on March 23, 1999.

  ***** Incorporated by reference from Beyond.com's Current Report on Form 8-K filed with the Commission on December 31, 1998, as amended.

 ****** Incorporated by reference from Beyond.com's Quarterly Report on Form 10-Q filed with the Commission on August 14, 1998.

******* Incorporated by reference from Beyond.com's Quarterly Report, as amended, on Form 10-Q/A filed with the Commission on November 20, 1998.


      + Incorporated by reference from Beyond.com's Quarterly Report, as amended, on Form 10-Q/A filed with the Commission on August 3, 2000.